UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-15903
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARBO Ceramics Inc. Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CARBO Ceramics Inc.
Energy Center II
575 N. Dairy Ashford Rd.
Suite 300
Houston, TX 77079

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Report of Independent Registered Public Accounting Firm
The Compensation Committee
CARBO Ceramics Inc.
We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New Orleans, Louisiana
June 29, 2011

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Assets
Investments:
Mutual funds	$27,851,282	$21,549,660
CARBO Ceramics Inc. common stock	2,080,727	1,337,593
Guaranteed income fund	8,354,729	6,912,254

	38,286,738	29,799,507

Receivables:
Participant contributions	8,566	64,310
Employer match	61,636	65,953
Profit-sharing contribution	1,600,000	1,100,000
Notes receivable from participants	1,345,268	1,133,829

	3,015,470	2,364,092

Total assets	41,302,208	32,163,599

Net assets available for benefits	$41,302,208	$32,163,599

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Investment income
Net appreciation in fair value of investments	$4,004,710
Interest and dividends	651,459

Total investment gain	4,656,169

Interest income
Interest income on notes receivable from participants	61,291

Contributions
Participants	2,433,078
Employer match	883,265
Profit-sharing contribution	1,600,000
Rollovers	1,176,879

Total contributions	6,093,222

Total additions	10,810,682

Deductions
Distributions to participants	1,631,532
Administrative fees	40,541

Total deductions	1,672,073

Net increase	9,138,609
Net assets available for benefits:
Beginning of year	32,163,599

End of year	$41,302,208

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
General
The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries StrataGen, Inc. and Applied Geomechanics, Inc. Effective January 1, 2010, the Plan also covers employees of Falcon Technologies and Services, Inc. The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The entry dates of the Plan are the first day of each month of the year.
Contributions
Participants may contribute from 2% to 75% of their annual compensation, as defined in the Plan agreement. In addition, participants age 50 and over have the option to contribute up to an additional $5,500 in pre-tax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31. Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. During 2010, the Company made discretionary profit-sharing contributions totaling $1,600,000. All contributions made to the Plan are participant-directed into various investment options offered by the Plan, and are subject to certain limitations under the Internal Revenue Code (the Code).
The Company withholds 3% from a participant’s compensation as a salary reduction deferral unless the participant elects a greater or lower percentage (including zero) through a salary reduction agreement.

1. Description of the Plan (continued)
During 2010, a contribution accelerator feature was added to the Plan that allows a participant to automatically increase his or her contribution amount each year.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.
Vesting
Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.
Participant Loans
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.
Distributions to Participants
Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment or if eligible, in the form of an IRA rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan.

1. Description of the Plan (continued)
Forfeitures
Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and plan expenses. Unallocated forfeiture balances as of December 31, 2010 and 2009 were approximately $119,000 and $109,000, respectively, and forfeitures used to reduce Company contributions and plan expenses for 2010 were approximately $19,000.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results may differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation
Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Investments are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

2. Significant Accounting Policies (continued)
The investment in the Guaranteed Income Fund invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group of annuity contract. The GIF is fully benefit-responsive and should be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Due to the nature of the GIF, fair value approximates contract value. The investment in the GIF has no maturity date. Although not invoked in 2010 or 2009, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.
Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 3 below. Management has adopted ASU 2010-06 for the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Significant Accounting Policies (continued)
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balances plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Fair Value Measurements
FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

3. Fair Value Measurements (continued)
The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive

•	markets;

•	Inputs other than quoted market prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

3. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$16,126,478	$—	$—	$16,126,478
International equity funds	6,469,220	—	—	6,469,220
Fixed income funds	1,934,502	—	—	1,934,502
Other	258,993	—	—	258,993
Asset allocation	3,062,089	—	—	3,062,089
Common stocks	2,080,727	—	—	2,080,727
Guaranteed income fund	—	—	8,354,729	8,354,729

Total assets at fair value	$29,932,009	$—	$8,354,729	$38,286,738

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Domestic equity funds	$12,356,920	$—	$—	$12,356,920
International equity funds	4,965,535	—	—	4,965,535
Balanced funds	2,694,220	—	—	2,694,220
Fixed income funds	1,392,577	—	—	1,392,577
Real estate equity funds	140,408	—	—	140,408
Common stocks	1,337,593	—	—	1,337,593
Guaranteed income fund	—	—	6,912,254	6,912,254

Total assets at fair value	$22,887,253	$—	$6,912,254	$29,799,507

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2010.

Guaranteed
Income Fund

Balance, beginning of year	$6,912,254
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	1,442,475

Balance, end of year	$8,354,729

4. Investments
The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 20% of their total account balance invested in Company common stock.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows:

	December 31
	2010	2009

Prudential:
Guaranteed Income Fund	$8,354,729	$6,912,254

Mutual funds:
Goldman Sachs Mid Cap Value A	2,165,619	(a)—
Oakmark Equity & Income Fund II	3,062,089	2,694,220
American Funds Europacific Growth R4	3,786,484	3,133,515
Growth Fund of America R4	4,529,261	3,537,196
Allianz NFJ Div Value A	3,478,378	2,584,770

Common Stock:
CARBO Ceramics Inc	2,080,727	(a)—

(a)	Investment is less than 5%
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,275,061
Common stock	729,649

Total	$4,004,710

5. Contract With Insurance Companies
The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.
The average yield earned by the Plan was 2.95% for both years ended December 31, 2010 and 2009 . The average yield earned by the Plan adjusted to reflect the actual interest rate credited to participants was 2.95% for both years ended December 31, 2010 and 2009. These rates are the same because all interest credited to the Plan is credited to the participants. Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
When establishing interest crediting rates, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. The Company has made no such plans for the near future.
The contract includes a Pool Transfer Limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2010 or 2009.
There are no events that allow the issuer to terminate the contract and that require the Plan sponsor to settle at an amount different from contract value paid either within 90 days or over time.
6. Allocated Amounts
At December 31, 2010, there were no amounts allocable to participants who had elected to withdraw from the Plan.

7. Related-Party Transactions
Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. All of these transactions are exempt from prohibited transaction rules under ERISA
8. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, in which the IRS stated that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Subsequent to this determination by the IRS, the Plan was amended (and/or restated). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and/or restated), is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
9. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
10. Subsequent Events
Effective January 1, 2011, the Plan was amended so that no loan may be made to a participant sooner than thirty (30) days after the outstanding loan balance of the prior loan has been repaid.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan
EIN: 72-1100013 PN: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par, or Maturity Value	Value

*Prudential Financial, Inc.:
Guaranteed Income Fund	199,554 units	$8,354,729

Oppenheimer International Small Co. A	52,169 units	1,285,956
Oppenheimer Developing Markets A	34,757 units	1,267,609
Loomis Sayles Bond Retail	11,175 units	158,917
*Prudential Jennison Small Company A	82,052 units	1,665,665
*Prudential Jennison Natural Resources A	4,537 units	258,993
American Funds Growth Fund of America R4	150,025 units	4,529,261
Goldman Sachs Mid Cap Value A	60,324 units	2,165,619
Fidelity Adviser Leveraging Co Stock A	19,357 units	666,091
*Prudential Stock Index Z	26,677 units	737,622
Davis NY Venture A	2,740 units	94,085
American Funds Europacific Growth R4	93,080 units	3,786,484
Oakmark Equity & Income Fund II	110,865 units	3,062,089
American Funds Fundamental Investors R4	23,440 units	858,841
PIMCO Total Return A	152,385 units	1,653,376
PIMCO Real Return A	3,422 units	38,877
Allianz NFJ Dividend Value A	306,465 units	3,478,378
Allianz NFJ Small Cap Value A	18,528 units	528,787
Wells Fargo Advantage Small Cap Val Instl	13,551 units	442,046
Columbia Acorn Z	31,801 units	960,083
Invesco Global Real Estate A	12,408 units	129,171
Templeton Global Bond A	6,132 units	83,332

*CARBO Ceramics Inc. common stock	20,096 units	2,080,727

*Participant loans	Maturities to 2020, at interest rates ranging from 4.25% to 7.75%	1,345,268

		$39,632,006

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 29, 2011	CARBO Ceramics Inc. Savings and Profit Sharing Plan Plan Administrator
	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer

Index to Exhibit

Exhibit number	Description
23	Consent of Independent Registered Public Accounting Firm